FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                               As of April 4, 2006



                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                           46a, Avenue John F. Kennedy
                                L-1855 Luxembourg
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                              Form 20-F    Form 40-F
                                      ---           ---

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                              Yes          No
                                  ---        ---


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.


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The attached material is being furnished to the Securities and Exchange
Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's press release announcing it will alter ADS conversion ratio.


Tenaris to Alter ADS Conversion Ratio

    LUXEMBOURG--(BUSINESS WIRE)--April 4, 2006--Tenaris S.A. (NYSE:TS) (BCBA:TS) (BMV:TS) (BI:TEN) announced today that its board of directors has approved a proposal to alter the conversion ratio of its American Depositary Shares (ADSs) from the current ratio of one ADS being equal to ten ordinary shares to a new ratio under which one ADS will be equal to two ordinary shares. To effect the ratio change, each holder of ADSs on record at the close of business on April 17 will receive four additional ADSs for each outstanding ADS that he holds on the record date, with the settlement date to occur on April 26. The implementation of this ratio change is subject to all applicable regulatory and stock exchange approvals and procedures. This ratio change relates exclusively to the ADSs listed on the New York Stock Exchange and does not affect the ordinary shares.
    Tenaris is a leading global manufacturer of seamless steel pipe products and provider of pipe handling, stocking and distribution services to the oil and gas, energy and mechanical industries and a leading regional supplier of welded steel pipes for gas pipelines in South America. Domiciled in Luxembourg, it has pipe manufacturing facilities in Argentina, Brazil, Canada, Italy, Japan, Mexico, Romania and Venezuela and a network of customer service centers present in over 20 countries worldwide.

    CONTACT: Tenaris
             Nigel Worsnop, 1-888-300-5432
             www.tenaris.com

                                    SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: April 4, 2006



                                  Tenaris, S.A.




By: /s/ Cecilia Bilesio
-----------------------
Cecilia Bilesio
Corporate Secretary